UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For January 27, 2005

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued on January 27, 2005  by PrimeWest Energy announcing its distribution taxability for 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:

    “original signed”

Name:  Dennis G. Feuchuk

Title:  Vice President, Finance &

Chief Financial Officer

Date: January 27, 2005

EXHIBIT A ATTACHED

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION

TAXABILITY FOR 2004

January 27, 2005                                                                                     FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces the taxability breakdown for distributions paid to unitholders in 2004.

Canadian Unitholders:

As announced previously on December 8th, 2004, unitholders were paid total distributions of $3.315 Canadian per trust unit. For tax filing purposes, unitholders should report total distributions declared of $3.295 as opposed to distributions paid of $3.315.  The company has determined that 45% of distributions declared, or $1.48 per trust unit is deemed a tax-deferred return of capital and 55% or $1.81 per Trust Unit is taxable to Canadian unitholders as “other income” (taxed at the same rate as interest income).

United States and Other Non-Resident Unitholders:

For Unitholders resident in the United States, the taxability of distributions is derived using U.S. tax rules, which permit the deduction of Crown royalties and accounting-based depletion.  In the case of a U.S. resident, 45% of the distributions are taxable as a “qualified dividend” with the remaining 55% treated as a tax-deferred return of capital.

Investors who do not qualify as residents of Canada for income tax purposes should seek advice from a qualified tax advisor in their country of residence regarding the tax treatment of the distributions paid by PrimeWest.  Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Canadian Income Tax Act.  However, the level of withholding tax may be reduced in accordance with reciprocal tax treaties. In the case of the Canada – United States Tax Convention, U.S. residents are subject to a 15% withholding tax on the distributions paid by PrimeWest.

For further information on taxability of distributions paid by PrimeWest, please refer to the Taxation section of our website at www.primewestenergy.com and your qualified tax advisor.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825

For Investor Relations inquiries, please contact:

George Kesteven	Diane Zuber
Manager, Investor Relations	Investor Relations Advisor
403-699-7367 403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825